Organigram Reports Third Quarter Fiscal 2024 Results

•Net revenue of $41.1 million increased 25% over the prior year period
•Adjusted EBITDA1 of $3.5 million versus $(2.9) million over the prior year period
•Established European foothold with a strategic investment in Sanity Group, a leading German cannabis company
•Completed landmark clinical study on FAST™ nanoemulsion technology showing faster onset, improved bioavailability of ingestible products
•Pro-forma cash position of $173 million2

TORONTO, ON, August 13, 2024 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, announced its results for the third quarter ended June 30, 2024 (“Q3 Fiscal 2024”).

THIRD QUARTER HIGHLIGHTS

•Third quarter net revenue increased 25% to $41.1 million compared to $32.8 million in the same prior-year period
•Adjusted gross margin1 of $14.6 million or 36%, compared to $6.1 or 19% in the same prior- year period
•Net income of $2.8 million, compared to a loss of $213.5 million in same prior-year period
•Adjusted EBITDA1 increased to $3.5 million in the third quarter compared to a loss of $2.9 million in the same prior-year period
•Pro-forma cash position of approximately $173 million2
•Held the #1 position in milled flower, #1 in hash, #1 in pure CBD gummies, #3 in edibles, #3 in pre-rolls, #3 in dried flower, and held the overall #3 market position in Canada3
•#1 market share position in Atlantic Canada, #3 in Ontario, and a top 5 licensed producer in every Canadian province3
•Achieved 9.3% market share in Quebec in Q3 Fiscal 2024, up from 8.2% in Q2 Fiscal 20243
•Achieved record market share in New Brunswick of 25.8% in Q3 Fiscal 2024, up from 20% in Q2 Fiscal 20243
•The Company made its first significant European strategic investment to expand its presence in the European cannabis market by acquiring a minority stake in Berlin-based cannabis company Sanity Group GmbH ("Sanity Group") from existing founders and shareholders for €2.5 million, and advancing €11.5 million to Sanity Group by way of an unsecured convertible note, for a total initial investment of €14 million (approximately $21 million). Sanity Group is a leading German cannabis company with a robust distribution network, collaborating with over 2,000 pharmacies and approximately 5,000 physicians across the high growth German market
•Signed two new international supply agreements in Australia and the U.K. The Company now has supply agreements with seven partners in Germany, U.K, Australia and Israel and is evaluating additional global partnership opportunities
1 Adjusted gross margin and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meanings under International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, and might not be comparable to similar financial measures disclosed by other issuers; please refer to "Non-IFRS Financial Measures" in this press release for more information.
2 Pro-forma cash balance as of the close of the two anticipated British American Tobacco ("BAT") follow-on investment tranches in August Fiscal 2024 and February Fiscal 2025, respectively. This pro-forma cash amount does not account for net operational and investing cash flows expected between now and the closing of the third and final BAT follow-on investment tranche.
3 As of June 30, 2024 Multiple Sources (Hifyre, Weedcrawler, provincial boards, internal modelling)

•The Company's first three seed-based production rooms have been successfully harvested, with an average yield of 200g per plant and average THC potency of 25.5%. Four more rooms were harvested in July and the Company aims to increase seed-based production to approximately 30% by the end of calendar 2024
•Subsequent to quarter end, the Company strengthened its auto-flower and rare cannabinoid portfolio through an accelerated partial funding of the final Phylos investment tranche. The remainder of the investment will be funded upon completion of newly expanded milestones that included expanded licensing for high-potency CBD, CBG, CBC, and CBDV cultivars, and delivery of two cohorts of unique, auto-flower seed varietals
•Organigram was recognized for Executive Gender Diversity by the Globe & Mail’s Women Lead Here Report for the fourth consecutive year

“We are pleased to report a strong third quarter, highlighted by a 25% year-over-year increase in net revenue, and a significant improvement in adjusted EBITDA”, said Beena Goldenberg, Chief Executive Officer. “Our strategic investments and partnerships, both domestically and internationally, have positioned us for growth and diversification, particularly in the European market with our investment in Sanity Group. Furthermore, the preliminary results from our landmark PK study on our latest patent pending nanoemulsion technology demonstrate our ongoing commitment to innovation and expanding our product offerings. I continue to be very proud of our dedicated team for their hard work and contributions to these achievements.”

Canadian Recreational Market Introduction Highlights

As an industry leader and pure-play cannabis company, Organigram remains committed to delivering consumer focused innovations and products to the Canadian market. Q3 Fiscal 2024 saw the introduction of 18 new SKUs to the market for Organigram. Some notable highlights include:

SHRED Tropic Thunder/Gnarberry Big Jar of Joints combo pack - 28 x 0.5g joints

SHRED X Blue Razzberry Ice, Megamelon, and Tiger Blood Heavies - Three new flavors of 3 x 0.5g infused pre-rolls exceeding 40% THC

Trailblazer Sour OG Cookies and Lemonade Haze - Two strains of premium, hang-dried, hand- groomed, slow-cured cannabis, hand-packed in glass jars

Monjour Cherry Citrus Sunshine - Sugar coated gummies featuring 30 mg THCV, 80 mg CBD, and 10 mg THC per pack
Research and Product Development

Product Development Collaboration ("PDC") and Centre of Excellence ("CoE")
•Organigram and BAT continue to work together through their PDC on new work streams to develop innovative technologies in the edible, vape and beverage categories in addition to new disruptive inhalation formats aimed at addressing the biggest consumer pain points that exist in the category today
•Subsequent to quarter end, on August 7th, the Company unveiled the preliminary results of a landmark clinical pharmacokinetic (PK) study conducted via the PDC, on our latest innovation, nanoemulsion technology. This patent-pending technology, branded as FAST™ (Fast Acting Soluble Technology), will be the first innovation to be commercialized by Organigram leveraging the output of the PDC

Jupiter Strategic Investment Pool

•As described above, the Company made its first significant European strategic investment to expand its presence in the European cannabis market with a C$21 million investment in Sanity Group, a leading German cannabis company
•The Company is exploring U.S. and additional international investment opportunities that align with Organigram’s strategy to increase market share, enhance profitability, and establish itself as a global industry leader, with the goal of delivering long-term shareholder value

International Sales

•The Company signed two new international supply agreements in Australia and in the U.K
•The Company now has supply agreements with seven partners in Germany, U.K, Australia and Israel and is evaluating additional global partnership opportunities

Balance Sheet and Liquidity

•As of June 30, 2024, the Company had cash (restricted & unrestricted) of $89.5 million
•In April 2024, the Company closed an oversubscribed underwritten overnight financing for gross proceeds of $28.8 million at $3.23 per unit
•On a pro-forma basis, Organigram will have a cash position of approximately $173 million4 upon closing of the remaining BAT's follow-on strategic investment tranches

Third Quarter 2024 Financial Overview

•Net revenue:
◦Q3 Fiscal 2024 net revenue increased 25% to $41.1 million, from $32.8 million in Q3 Fiscal 2023, primarily due to an increase in recreational cannabis sales

•Gross margin:
◦Q3 Fiscal 2024 cost of sales decreased to $27.2 million, from $32.3 million in Q3 Fiscal 2023, primarily due to greater scale and operating efficiencies, which resulted in lower costs per unit

◦Q3 Fiscal 2024 adjusted gross margin5 was $14.6 million, or 36% of net revenue, compared to $6.1 million, or 19%, in Q3 Fiscal 2023. The increase is attributable to several factors, including lower cultivation and post-harvest costs, reduced inventory provisions, lower depreciation resulting from impairment charges recorded in fiscal year 2023, and higher recreational cannabis revenue

•Selling, general & administrative ("SG&A") expenses:
◦SG&A expenses for Q3 Fiscal 2024 were $14.8 million, a decrease from $19.0 million in Q3 Fiscal 2023, representing a decrease of 22% year-over year. The decrease was the result of lower costs associated with the implementation of the first phase of a new ERP system and reduced professional fees
4 Pro-forma cash balance as of the close of the two anticipated British American Tobacco ("BAT") follow-on investment tranches in August Fiscal 2024 and February Fiscal 2025, respectively. This pro-forma cash amount does not account for net operational and investing cash flows expected between now and the closing of the third and final BAT follow-on investment tranche.
5 Adjusted gross margin and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meanings under International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, and might not be comparable to similar financial measures disclosed by other issuers; please refer to "Non-IFRS Financial Measures" in this press release for more information.

•Net Income (loss):
◦Q3 Fiscal 2024 net income was $2.8 million compared to a net loss of $213.5 million in Q3 Fiscal 2023. The reduction in net loss from the prior period is primarily attributable to higher revenues from recreational cannabis revenue in Q3 Fiscal 2024, as well as an impairment loss recorded in Q3 Fiscal 2023.

•Adjusted EBITDA6:
◦Q3 Fiscal 2024 adjusted EBITDA was $3.5 million compared to $(2.9) million in adjusted EBITDA in Q3 Fiscal 2023. The increase was primarily attributable to higher revenues from recreational cannabis in Q3 Fiscal 2024 and operational efficiency gains

•Net cash used in operating activities before working capital changes:
◦Q3 Fiscal 2024 net cash used by operating activities was $0.2 million, compared to $14.8 million cash used in Q3 Fiscal 2023, which was primarily due to higher revenues from recreational cannabis and reduced costs in Q3 Fiscal 2024.

Chief Financial Officer, Greg Guyatt commented, "We are pleased with the results of our focus on operating efficiencies and resulting margin improvements and positive adjusted EBITDA in the quarter. With $173 million in pro-forma cash7, we believe we have one of the strongest balance sheets in the industry and are well positioned to capitalize on future growth opportunities."

Select Key Financial Metrics (in $000s unless otherwise indicated)	Q3-2024	Q3-2023	% Change
Gross revenue	63,605	48,409	31%
Excise taxes	(22,545)	(15,624)	44%
Net revenue	41,060	32,785	25%
Cost of sales	27,173	32,289	(16)%
Gross margin before fair value changes to biological assets & inventories sold	13,887	496	2700%
Realized fair value on inventories sold and other inventory charges	(13,728)	(13,588)	1%
Unrealized gain on changes in fair value of biological assets	13,849	8,395	65%
Gross margin	14,008	(4,697)	nm
Adjusted gross margin(1)	14,586	6,074	140%
Adjusted gross margin %(1)	36%	19%	17%
Selling (including marketing), general & administrative expenses(2)	14,797	19,033	(22)%
Net income (loss)	2,818	(213,451)	nm
Adjusted EBITDA(1)	3,465	(2,914)	nm
Net cash used in operating activities before working capital changes	(182)	(14,847)	(99)%
Net cash used in operating activities after working capital changes	(3,730)	(5,515)	(32)%
Note (1) Adjusted gross margin, adjusted gross margin % and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers; please refer to “Non-IFRS Financial Measures” in this press release for more information.
Note (2) Excluding non-cash share-based compensation.

6 Adjusted gross margin and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meanings under International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, and might not be comparable to similar financial measures disclosed by other issuers; please refer to "Non-IFRS Financial Measures" in this press release for more information.
7 Pro-forma cash balance as of the close of the two anticipated British American Tobacco ("BAT") follow-on investment tranches in August Fiscal 2024 and February Fiscal 2025, respectively. This pro-forma cash amount does not account for net operational and investing cash flows expected between now and the closing of the third and final BAT follow-on investment tranche.

Select Balance Sheet Metrics (in $000s)	JUNE 30, 2024	SEPTEMBER 30, 2023	% Change
Cash & short-term investments (excluding restricted cash)	80,067	33,864	136%
Biological assets & inventories	84,079	80,953	4%
Other current assets	41,506	41,159	1%
Accounts payable & accrued liabilities	39,722	20,007	99%
Current portion of long-term debt	61	76	(20)%
Working capital	157,750	133,545	18%
Property, plant & equipment	95,435	99,046	(4)%
Long-term debt	39	79	(51)%
Total assets	354,748	298,455	19%
Total liabilities	58,892	26,832	119%
Shareholders’ equity	295,856	271,623	9%

The following table reconciles the Company's Adjusted EBITDA to net loss.

Adjusted EBITDA Reconciliation (in $000s unless otherwise indicated)	Q3-2024	Q3-2023
Net (loss) income as reported	$2,818	$(213,451)
Add/(Deduct):
Financing costs, net of investment income	(1,179)	(903)
Income tax (recovery) expense	—	(1,302)
Depreciation, amortization, and (gain) loss on disposal of property, plant and equipment (per statement of cash flows)	2,332	6,975
Impairment of intangible assets	—	37,905
Impairment of property, plant and equipment	—	153,337
Share of loss (gain) from investments in associates and impairment loss (recovery) from loan receivable	122	287
Realized fair value on inventories sold and other inventory charges	13,728	13,588
Unrealized gain on change in fair value of biological assets	(13,849)	(8,395)
Share-based compensation (per statement of cash flows)	2,087	1,325
Government subsidies, insurance recoveries and other non-operating expenses	139	—
Share issuance costs allocated to derivative warrant liabilities and change in fair value of derivative liabilities, other financial assets and contingent consideration	(6,241)	(4,214)
ERP implementation costs	7	2,561
Transaction costs	421	538
Provisions (recoveries) and net realizable value adjustments related to inventory and biological assets	699	5,578
Research and development expenditures, net of depreciation	2,381	3,257
Adjusted EBITDA	$3,465	$(2,914)

The following table reconciles the Company's adjusted gross margin to gross margin before fair value changes to biological assets and inventories sold:

Adjusted Gross Margin Reconciliation (in $000s unless otherwise indicated)	Q3-2024	Q3-2023
Net revenue	$41,060	$32,785
Cost of sales before adjustments	26,474	26,711
Adjusted gross margin	14,586	6,074
Adjusted gross margin %	36%	19%
Less:
Write-offs and impairment of inventories and biological assets	628	2,823
Provisions to net realizable value	71	2,755
Gross margin before fair value adjustments	13,887	496
Gross margin % (before fair value adjustments)	34%	2%
Add:
Realized fair value on inventories sold and other inventory charges	(13,728)	(13,588)
Unrealized gain on changes in fair value of biological assets	13,849	8,395
Gross margin	14,008	(4,697)
Gross margin %	34%	(14)%

Third Quarter Fiscal 2024 Conference Call

The Company will host a conference call to discuss its results with details as follows:
Date:    August 13, 2024
Time:    8:00 am Eastern Time

To register for the conference call, please use this link:
https://registrations.events/direct/Q4I9676663358

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast:
https://events.q4inc.com/attendee/291354315

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial and operational performance measures (including adjusted gross margin, adjusted gross margin % and adjusted EBITDA) that are not defined by and do not have a standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (loss) before: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the statement of cash flows); share-based compensation (per the statement of cash flows); share of loss (gain) from investments in associates and impairment loss (recovery) from loan receivable; change in fair value of contingent consideration; change in fair value of derivative liabilities; expenditures incurred in connection with research and development activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions (recoveries) and net realizable value adjustment related to inventory and biological assets; government subsidies and insurance recoveries; legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; share issuance costs; and provision for Canndoc Ltd. expected credit losses. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results.

Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less cost of sales, before the effects of (i) unrealized gain (loss) on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions (recoveries) of inventories and biological assets; and (iv) provisions to net realizable value.

Adjusted gross margin percentage is a non-IFRS measure that the Company calculates by dividing adjusted gross margin by net revenue.

Management believes that this adjusted gross margin and adjusted gross margin percentage both provide useful information to assess the profitability of the Company's operations as they represent the normalized gross margin generated from operations and exclude the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS.

The most directly comparable measure to adjusted EBITDA, calculated in accordance with IFRS is net income (loss) and beginning on page 6 of this press release is a reconciliation to such measure. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments and beginning on page 7 of this press release is a reconciliation to such measure.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, Monjour and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Québec, with a dedicated manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company’s future performance, the Company’s positioning to capture additional market share and sales including international sales, the Company's expectations concerning its strategic investment in Sanity Group, expectations for consumer demand and international markets, expected increase in SKUs, expected improvement to gross margins before fair value changes to biological assets and inventories, expectations regarding adjusted gross margins, adjusted EBITDA and net revenue in Fiscal 2024 and beyond, the Company's ability to generate consistent free cash flow from operations, expectations regarding cultivation capacity, the Company’s plans and objectives including around the CoE, the Company's expectations concerning its nanoemulsion technology, availability and sources of any future financing including satisfaction of closing conditions for future tranches of the BAT follow-on investment, expectations related to EU-GMP certification including timing and receipt, availability of cost efficiency opportunities, expectations around lower product cultivation costs, the ability to achieve economies of scale and ramp up cultivation, expectations pertaining to the increase of automation and reduction in reliance on manual labour, expectations around the launch of higher margin dried flower strains, expectations around market and consumer demand and other patterns related to existing, new and planned product forms; timing for launch of new product forms, ability of those new product forms to capture sales and market share, estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; continuation of shipments to existing and prospective international jurisdictions and customers, statements regarding the future of the Canadian and international cannabis markets and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

This news release contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. These risks, uncertainties and factors include: general economic factors; receipt of regulatory approvals, consents, and/or final determinations, and any conditions imposed upon same and the timing thereof; the Company's ability to meet regulatory criteria which may be subject to change; change in regulation including restrictions on sale of new product forms; timing for federal legalization of cannabis in the U.S. and changing regulatory conditions including internationally; imposition of tariffs or duties in international markets, including Israel; change in stock exchange listing practices and ability to continue to meet minimum listing requirements from time to time; the Company's ability to manage costs, timing and conditions to receiving any required testing results and certifications; results of final testing of new products; changes in governmental plans including those related to methods of distribution and timing and timing and nature of sales and product returns; customer buying patterns and consumer preferences not being as predicted given this is a new and emerging market; material weaknesses identified in the Company’s internal controls over financial reporting; the completion of regulatory processes and registrations including for new products and forms; market demand and acceptance of new products and forms; unforeseen construction or delivery delays including of equipment and commissioning; increases to expected costs; competitive and industry conditions; change in customer buying patterns; and changes in crop yields and potency. These and other risk factors are disclosed in the Company's documents filed from time to time under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) from time to time on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov, including the Company’s most recent management discussion and analysis ("MD&A") (furnished to the SEC on Form 6-K on August 13, 2024 ) and annual information form (filed as Exhibit 99.6 to the Company's annual report on Form 40-F for the fiscal year ended September 30, 2023). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking information is subject to risks and uncertainties that are addressed in the “Risk Factors” section of the MD&A dated August 13, 2024 and there can be no assurance whatsoever that these events will occur.

For Investor Relations enquiries, please contact:

Max Schwartz, Director of Investor Relations
investors@organigram.ca

For Media enquiries, please contact:

Paolo De Luca, Chief Strategy Officer
paolo.deluca@organigram.ca